# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guardian Pharmacy Services, Inc., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 GALLERIA PARKWAY SE, SUITE 800, ATLANTA, Georgia (GA), 30339
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 1,618,878; shared voting power 0; sole dispositive power 0; shared dispositive power 1,642,685; aggregate amount beneficially owned 1,644,569 (4.54% of the class)
- BROWN INVESTMENT ADVISORY & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 25,842; shared voting power 0; sole dispositive power 0; shared dispositive power 23,958; aggregate amount beneficially owned 25,842 (0.07% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,591,754; shared voting power 0; sole dispositive power 0; shared dispositive power 1,617,553; aggregate amount beneficially owned 1,617,445 (4.46% of the class)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 832; shared voting power 0; sole dispositive power 0; shared dispositive power 832; aggregate amount beneficially owned 832 (0.002% of the class)
- BROWN ADVISORY LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 450; shared voting power 0; sole dispositive power 0; shared dispositive power 342; aggregate amount beneficially owned 450 (0.001% of the class)

## Item 1. Issuer
Name of issuer: Guardian Pharmacy Services, Inc.
Address of issuer's principal executive offices:
300 GALLERIA PARKWAY SE, SUITE 800, ATLANTA, GEORGIA
30339

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN INVESTMENT ADVISORY & TRUST CO

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC.

BROWN ADVISORY LTD
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN INVESTMENT ADVISORY & TRUST CO - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC. - VIRGINIA

BROWN ADVISORY LTD - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,644,569
Percent of class: 4.54
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 1,618,878

BROWN INVESTMENT ADVISORY & TRUST CO - 25,842

BROWN ADVISORY LLC - 1,591,754

SIGNATURE FINANCIAL MANAGEMENT, INC. - 832

BROWN ADVISORY LTD - 450
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0

BROWN ADVISORY LTD - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0

BROWN ADVISORY LTD - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 1,642,685

BROWN INVESTMENT ADVISORY & TRUST CO - 23,958

BROWN ADVISORY LLC - 1,617,553

SIGNATURE FINANCIAL MANAGEMENT, INC. - 832

BROWN ADVISORY LTD - 342

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries or BAI (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Brown Advisory Incorporated (BAI) is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:
Brown Investment Advisory & Trust Company (BIATC) BK (Bank)
Brown Advisory LLC (BALLC) IA (Investment Adviser)
Signature Financial Management, Inc. (Signature) IA (Investment Adviser)
BROWN ADVISORY LTD - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BROWN ADVISORY INC: Victor Fernandez, Chief Compliance Officer (02/13/2026)
- BROWN INVESTMENT ADVISORY & TRUST CO: Victor Fernandez, Chief Compliance Officer (02/13/2026)
- BROWN ADVISORY LLC: Victor Fernandez, Chief Compliance Officer (02/13/2026)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: Victor Fernandez, Chief Compliance Officer (02/13/2026)
- BROWN ADVISORY LTD: Victor Fernandez, Chief Compliance Officer (02/13/2026)